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April 29, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attention: Division of Investment Management

Re: Union Security Life Insurance Company ("Registrant")
    Registration Statement on Form S-1 ("Registration Statement")

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests that the above referenced Registration Statement electronically filed via Edgar on Form S-1 be accelerated and declared effective on May 2, 2011, or as soon thereafter as is reasonably practicable.

We believe expedited review of the Registration Statement is appropriate.

If the Registration Statement were eligible to be filed pursuant to Rule 485 under the 1933 Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from previous filings other than those permitted by Rule 485(b). I have reviewed the Registration Statement, and it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the Registration Statement would be eligible for Rule 485 generally).

In these circumstances, we believe a limited staff review is appropriate.

UNION SECURITY LIFE INSURANCE COMPANY

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
By:    John S. Roberts*                     *By:   /s/ Richard J. Wirth
       -----------------------------------         -----------------------------------
       John S. Roberts,                            Richard J. Wirth
       Chief Executive Officer and                 Attorney-in-fact
       President
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WOODBURY FINANCIAL SERVICES, INC.

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
By:    /s/ George Eknaian
       ---------------------------------------------
       George Eknaian,
       Senior Vice President and Chief Actuary
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